FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Further information on Tender Offer for Terra Lycos	3

In accordance with article 82 of the Spanish Stock Market law 24/1988 of July 28th, 1988 (Ley del Mercado de Valores) and regulations thereunder, and to supplement the information set out in the Significant Event and the press release attached to the same which have been previously notified to the market, we hereby inform the following:

SIGNIFICANT EVENT

The share capital of TERRA NETWORKS S.A. is represented at the date hereof by 608,160,259 shares. The Tender Offer is for the acquisition of 377,367,931 shares, arrived at by subtracting from total share capital, the number of shares in the target company already owned by TELEFÓNICA S.A., that is, 230,792,328 shares.

Also, there are a total 41,898,735 shares which, though included in the number of shares the Offer addresses, are earmarked for the employee stock option scheme of TERRA NETWORKS, S.A., and a total 6,692,344 pending cancellation as part of a share capital reduction.

Madrid, May 28th, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 29th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors